1271 Avenue of the Americas New York, New York 10020-1401 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
	Dubai	San Diego
September 8, 2022	Düsseldorf	San Francisco
	Frankfurt	Seoul
	Hamburg	Shanghai
	Hong Kong	Silicon Valley
	Houston	Singapore
	London	Tel Aviv
	Los Angeles	Tokyo
	Madrid	Washington, D.C.

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jennifer O’Brien, Kimberly Calder, Liz Packebusch and Loan Lauren Nguyen

Re:	Enlight Renewable Energy Ltd. Draft Registration Statement on Form F-1 Submitted July 25, 2022 CIK No. 0001922641

To the addressees set forth above:

On behalf of our client, Enlight Renewable Energy Ltd. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Draft Registration Statement on Form F-1 (the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on July 25, 2022 (the “Draft Submission”).

Amendment No. 1 reflects certain revisions to the Draft Submission in response to the comment letter from the staff of the Commission (the “Staff”) to Gilad Yavetz, the Company’s Chief Executive Officer, dated August 22, 2022. In addition to the Company’s consolidated financial Statements for the twelve months ended December 31, 2020 and 2021 (the “Annual Financial Statements”), Amendment No. 1 also includes the Company’s unaudited consolidated financial Statements for the six months ended June 30, 2021 and 2022. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 1, marked to show changes against the Draft Submission, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with the response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

September 8, 2022 Page 2

Prospectus Summary Overview, page 1

1.	We note your disclosure in Figure 1 of Total Segment Revenue, which includes proceeds recognized as repayment of a contract asset accounted for under IFRIC 12, per disclosure on page F-83. As such, it appears that disclosure of Total Segment Revenue represents a non-IFRS measure. Please revise to remove the measure or identify the measure as a non-IFRS financial measure and include the disclosures required by Item 10(e) of Regulation S-K. We note Total Segment Revenue is also presented in Segment information disclosure beginning on page 72.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure to remove all references to Total Segment Revenue in this Amendment No. 1., other than in the segment tables on pages 75 and 76. In particular, the Company acknowledges the Staff’s comment to “identify the measure as a non-IFRS financial measure and include the disclosures required by Item 10(e) of Regulation S-K,” and the requirement of C&DI 104.04 under which “presentation of the total segment profit or loss measure in any context other than the . . . required reconciliation in the footnote would be the presentation of a non-[IFRS] financial measure” requiring S-K Item 10(e) compliance. As a result, the Company respectfully advises the Staff that in accordance with the Staff’s comment above and with the guidance provided by the Staff in C&DI 104.04, the Company has identified the presentation of total segment revenue in the segment tables as a non-IFRS financial measure and has included the disclosure required by Item 10(e) of Regulation S-K.

2.	We note your disclosure that you are a global renewable energy platform and that you develop, finance, construct, own, and operate utility-scale renewable energy projects. Please revise the summary disclosure here to briefly describe how you generate revenues.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 63 and 89 to describe how the Company generates revenues.

3.	We note your statement that your operational projects generated an annualized consolidated return on invested capital of 11.6% as of March 31, 2022. Please revise to provide disclosure consistent with SEC Release No. 33-10751, such as context for an investor to understand this metric.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 89 and 91 to clarify how the Company calculates annualized consolidated return on invested capital.

4.	We note your statement that over the last five years, “Enlight’s share price has increased by approximately 480%, outperforming S&P Renewables index by more than 350%.” Please revise to include balancing disclosure here to clarify that the competitors’ business operations may differ from yours and that your future results may also be different from your prior results.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 8, 90 and 99 to include balancing disclosure to clarify that the Company’s competitors’ business operations may differ from the Company’s and that the Company’s future results may also be different from the Company’s prior results.

September 8, 2022 Page 3

5.	Please provide support for your statements of belief that 1) your global platform includes some of the largest onshore wind and solar projects across Western Europe, central and eastern Europe and Israel; and that 2) Clenera is a market leader in the Mountain West region of the United States, pioneering some of the largest renewable energy projects in the region.

Response:

The Company respectfully acknowledges the Staff’s comment and refers the Staff to the independent third party sources, that the Company had no input on, provided below:

●	https://ramboll.com/projects/group/bjornberget-wind-farm [stating that the Company’s project in Sweden is “one of the largest onshore wind farms in Europe”].

●	https://balkangreenenergynews.com/kovacica-becomes-serbias-largest-fully-operational-wind-farm [stating that the Company’s project in Serbia is “the largest fully operational wind farm and new renewable energy power plant in Serbia”].

●	https://www.reuters.com/article/us-kosovo-energy-wind-idUSKBN1YK1EC [stating that the Company’s project in Kosovo is “Kosovo’s biggest wind farm”].

●	https://www.abqjournal.com/2400448/massive-solar-array-is-planned-for-west-side.html [stating that the Company’s project in New Mexico is “one of the state’s largest solar generating facilities to date on the West Side of Albuquerque”].

6.	Given your multi-jurisdictional operations, please consider including a corporate organizational chart.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company intends to include a corporate organizational chart in a future amendment to the Registration Statement.

Summary consolidated financial and other data Segment information, page 17

7.	We note your statement that you evaluate segment operating performance using Segment Revenue and Segment Adjusted EBITDA. However, IFRS 8 allows for only one measure of segment profitability. Therefore, disclosure of Segment Revenue appears to represent a non-IFRS measure. Please revise to remove the measure or identify the measure as a non-IFRS financial measure and include the disclosures required by Item 10(e) of Regulation S-K. We note Segment Revenue is also presented in Segment information disclosure beginning on page 72.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 75 to clarify that the Company only uses Segment Adjusted EBITDA to measure segment profitability. The Company respectfully advises the Staff that the Company has revised the disclosure to remove all references to Total Segment Revenue in this Amendment No. 1., other than in the tables on pages 75 and 76. In particular, the Company acknowledges the Staff’s comment to “identify the measure as a non-IFRS financial measure and include the disclosures required by Item 10(e) of Regulation S-K,” and the requirement of C&DI 104.04 under which “presentation of the total segment profit or loss measure in any context other than the . . . required reconciliation in the footnote would be the presentation of a non-[IFRS] financial measure” requiring S-K Item 10(e) compliance. As a result, the Company respectfully advises the Staff that in accordance with the Staff’s comment above and with the guidance provided by the Staff in C&DI 104.04, the Company has identified the presentation of total segment revenue in the segment tables as a non-IFRS financial measure and has included the disclosure required by Item 10(e) of Regulation S-K.

September 8, 2022 Page 4

General business risks

We depend on certain Operational Projects for a substantial portion of our cash flows, page 31

8.	We note your disclosure that your largest Operational Project, Blacksmith, accounted for approximately 33% of your revenue and 25% of your Total Segment Revenue for the year ending December 31, 2021; and that the impairment or loss of any one or more of the projects in your operating portfolio, such as Blacksmith, could materially and disproportionately reduce your total energy generation and cash flows and, as a result, have a material adverse effect on your business, financial condition and results of operations. We further note your disclosure that, under the terms of certain of your offtake contracts, your projects’ delivery of electricity is subject to curtailment or other restrictions, and that the government of Serbia partially curtailed offtake from project Blacksmith in 2020. Please file as exhibits any written offtake agreements related to the Blacksmith project, as well as any other projects upon which you are substantially dependent, or advise us why you do not believe you are required to do so. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K, as contemplated by Item 8 of Form F-1.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has evaluated, pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K, whether it is materially dependent on project Blacksmith. The Company respectfully advises the staff that, as explained in Amendment No. 1, in the six months ended June 30, 2022, revenues from project Blacksmith accounted for only 20% of the Company’s revenues for such period, compared to 34% in the year ended December 31, 2021, and this decrease in percentage of revenue is expected to continue in the second half of 2022 and in 2023, reducing the Company’s dependence on project Blacksmith. Based on this trend (which is now also described in Amendment No. 1 on page 30), the Company has determined it is not materially dependent on project Blacksmith and therefore believes it is not required to file as exhibits any of the agreements related to this project. In addition, the Company respectfully advises the Staff that the Company is not materially dependent on any of its other projects.

Risk Factors

Cost inflation could adversely affect our business and results of operations, page 33

9.	We note your risk factor indicating that inflation could adversely affect your costs of land raw materials and labor, and other goods and services needed to construct your projects, which could potentially reduce project profitability. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that recent inflationary pressures has not materially impacted the Company’s operations.

September 8, 2022 Page 5

Our amended and restated articles of association to be effective upon the closing of this offering, page 53

10.	We note your disclosure that your amended and restated articles of association will provide that, unless you consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any claims arising under the Securities Act (the “Federal Forum Provision”). In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As such, please revise your risk factor to state that there is uncertainty as to whether a court would enforce your Federal Forum Provision, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. To the extent relevant, please similarly revise your risk factor at page 56, concerning the competent courts of Tel Aviv, Israel as the exclusive forum for derivative actions, to address any questions concerning enforceability.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 53 and 55 to add statements regarding Section 22 of the Securities Act and the uncertainty relating to the enforceability of the forum selection provision in the Company’s Articles of Association.

Use of Proceeds, page 59

11.	We note your disclosure that you intend to use the net proceeds from the offering for the development and construction of your project portfolio, working capital purposes and general corporate purposes; and that you may also use a portion of the proceeds to acquire or invest in businesses, although you do not have agreements or commitments for any material acquisitions or investments at this time. Please revise to more specifically identify the principal intended uses of the net proceeds and provide the estimated amounts you intend to allocate to each identified purpose. If you do not have a current specific plan for the proceeds of this offering, please state this explicitly and discuss the principal reasons for the offering. Refer to Item 3.C.1 of Form 20-F.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 14 and 58 to provide additional details regarding its intended use of the proceeds of this offering.

September 8, 2022 Page 6

Supply chain disruptions, page 65

12.	We note your disclosure regarding supply chain disruptions. Please discuss whether the disruptions materially affect your outlook or business goals, and specify whether they have materially impacted your results of operations or capital resources. Quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Please also discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any, and explain whether any mitigation efforts introduce new material risks. Additionally, please file as exhibits to your registration statement your agreements with the suppliers upon which your business is substantially dependent.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 64 to discuss the effects of supply chain disruptions on the operations of the Company. The Company respectfully advises the Staff that its outlook, business goals, results of operations and capital resources have not been materially affected by supply chain disruptions and that the Company uses a variety of suppliers and is not materially dependent on any of its suppliers.

Management’s discussion and analysis of financial condition and results of operations Components of statements of operations

Project development expenses, page 67

13.	We note disclosure here regarding the nature of project development expenses and when such costs would be expensed versus capitalized. Please clarify whether this policy is the same described in Note 2(I) for Deferred costs in respect of projects. If true, it appears that the accounting policy footnote should be expanded to address the criteria described here. Supplementally, please tell us the accounting guidance you have relied on to support your capitalization policy for project development expenses.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s accounting policy regarding the nature of project development expenses and when such costs would be expensed versus capitalized is the same as described in Note 2(I) to the Annual Financial Statements for deferred costs in respect of projects within the Annual Financial Statements.

The Company regularly incurs expenditures that relate to its projects. IAS 16.7 requires capitalization of costs when it is probable that the expected future economic benefits that are attributable to an asset will flow to the entity and the costs of an asset can be measured reliably. In assessing whether expenditures can be capitalized the Company evaluates whether it is probable that the relevant project will be materialized.

The Company evaluates for that matter, among other factors, the likelihood in succeeding to develop a project (i.e., taking into account both physical and regulatory aspects), the progress phase in the development, the Company’s experience in the geographic area and with the related regulator, whether there are other obstacles or competitors that might affect the probability to successfully develop, etc. The Company assesses such likelihood of success in each individual case. If it is probable that the relevant project will be materialized, then the Company is required to capitalize the related directly attributable costs that incurred from that point on.

If during the process it is no longer probable that the project can be materialized, any related amounts that were previously capitalized are written off (i.e., expensed).

The Company respectfully advises the Staff that it has revised the disclosure on pages 67 and F-19 to expand the footnote regarding the accounting policy to address the criteria described above.

September 8, 2022 Page 7

Results of operations

Comparison of the years ended December 31, 2020 and 2021, page 70

14.	Please revise the discussion and analysis of operating results where the financial statements reflect material changes from period-to-period in one or more line items, including where material changes within a line item offset one another, to describe the underlying reasons for these material changes in quantitative and qualitative terms. Refer to Item 5 of Form 20-F. For example, we note the increase in selling, general and administrative expenses on page 72 is attributed to employee salaries and advisory fees. As another example, the explanation for the increase in Central and Eastern Europe segment revenue on page 74 refers to the commercial operation of project Selac in Kosovo and expiration of COVID-19-related curtailment at project Blacksmith in Serbia. Also, please clarify your disclosure on page 74 to explain the nature of the changes in production at your Israeli solar facilities that resulted in increased segment revenue.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 70-74 to add additional quantitative and qualitative information regarding the period-to-period changes in the Company’s operating results.

Non-IFRS financial measures, page 75

15.	Your presentation of Total Segment Adjusted EBITDA in any context other than the IFRS 8 required reconciliation in Note 28 is considered the presentation of a non-IFRS measure. Please revise to remove the measure or identify the measure as a non-IFRS financial measure and include the disclosures required by Item 10(e) of Regulation S-K. Refer to Question 104.04 of the Compliance and Disclosure Interpretations related to Non-GAAP measures.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure to remove all references to Total Segment Adjusted EBITDA in this Amendment No. 1., other than in the tables on pages 75 and 76. In particular, the Company acknowledges the Staff’s comment to “identify the measure as a non-IFRS financial measure and include the disclosures required by Item 10(e) of Regulation S-K,” and the requirement of C&DI 104.04 under which “presentation of the total segment profit or loss measure in any context other than the . . . required reconciliation in the footnote would be the presentation of a non-[IFRS] financial measure” requiring S-K Item 10(e) compliance. As a result, the Company respectfully advises the Staff that in accordance with the Staff’s comment above and with the guidance provided by the Staff in C&DI 104.04, the Company has identified the presentation of total segment adjusted EBITDA in the segment tables as a non-IFRS financial measure and has included the disclosure required by Item 10(e) of Regulation S-K.

16.	In light of the above comment, it does not appear that you have reconciled FFO to the most directly comparable IFRS basis measure. Please revise your reconciliation accordingly.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure to remove all references to FFO in this Amendment No. 1.

September 8, 2022 Page 8

Liquidity and capital resources, page 76

17.	We note your discussion of how you finance the construction of your projects and how you fund your day-to-day operations. Please expand your discussion to analyze material cash requirements from known contractual and other obligations, and information regarding commitments for capital expenditures. Such disclosures should specify the type of obligation and the relevant time period for the related cash requirements. In addition, include a statement by the company that, in its opinion, the working capital is sufficient for the company’s present requirements, or, if not, how it proposes to provide the additional working capital needed. Refer to Item 5.B of Form 20-F.

Response:

The Company respectfully acknowledges the Staff’s comment and has added disclosure on pages 77 and 79 regarding material cash requirements from known contractual and other obligations, and information regarding commitments for capital expenditures, including a statement by the Company that, in its opinion, the working capital is sufficient for the Company’s present requirements.

Management’s discussion and analysis of financial condition and results of operations Financing the construction of our projects, page 77

18.	Please describe the material terms of your material contracts and file such as exhibits with your registration statement. In this regard, please file as exhibits your debentures, project financing agreements, and credit facility agreements with Bank Hapoalim Ltd. and Bank Leumi Le-Israel Ltd. or advise us why you do not believe you are required to do so. Refer to Item 601(b)(10) of Regulation S-K, as contemplated by Item 8 of Form F-1.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has included in the Registration Statement the material terms of its material contracts, and that other than as provided in Amendment No. 1, the Company is not materially dependent on any of its contracts. The Company further advises the Staff that it does not believe it is required to file as exhibits its debentures, project financing agreements and credit facility agreements for the following reasons:

●	none of the Company’s debentures has a total amount of securities authorized thereunder that exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis;

●	the Company enters into project finance agreements in the ordinary course of business and is not materially dependent on any of its project finance agreements; and

●	neither of the Company’s credit facilities is material for its operations, business plans or capital resources.

Project finance, page 78

19.	We note the disclosure that as of December 31, 2021, you had approximately $1.3 billion of project finance debt outstanding, all in connection to projects in Europe and in Israel. Please disclose the material terms of your project finance debt here. In this regard, please enhance your disclosures and update the discussion at pages 103 - 104 accordingly.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 77, 78, 106, 107, 108 and 109 to provide additional information regarding the material terms of the Company’s project level financing.

September 8, 2022 Page 9

Operating activities, page 83

20.	Please provide a more robust analysis of the changes in cash flows provided by or used in operating activities. Your analysis should quantify all factors cited and address the material drivers underlying those factors. Please note that merely citing changes in working capital items and other items identified in the statement of cash flows may not provide a sufficient basis to understand how and why operating cash between comparative periods changed. Refer to Item 5.B of Form 20-F, including the instructions, and Section IV.B.1 of SEC Release No. 33-8350.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 84 and 85 to provide a more robust analysis of the changes in cash flows provided by or used in operating activities.

Business

Our business model: control over the entire project life cycle, page 89

21.	We note your statement that for your Gecama project in Spain, you were able to secure 50% non-recourse financing solely on a merchant basis. Please revise to explain what is meant by “merchant basis.”

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page (ii) to add a definition of “merchant basis.”

Principal shareholders, page 136

22.	Please expand your footnotes to disclose the natural person(s) with voting and investment power over the shares held by each of the entities in your table.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 139 and 140 to identify the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by each of the entities in its shareholder table.

September 8, 2022 Page 10

Certain relationships and related party transactions Agreements with directors and executive officers Employment agreements, page 138

23.	We note your disclosure that you have entered into written employment agreements with each of your executive officers. Please update your exhibit index to include these agreements as required by Item 601(b)(10) of Regulation S-K, as contemplated by Item 8 of Form F-1. In the alternative, please tell us if these agreements are not required to be publicly filed in your home country, are not otherwise publicly disclosed, and therefore are not required to be filed.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the employment agreements with the Company’s executive officers are not required to be publicly filed in Israel, the Company’s home country, are not otherwise publicly disclosed, and therefore are not required to be filed.

Share Capital, page 139

24.	Please disclose the portion of each class of securities held in the United States and the number of record holders in the United States. Refer to Item 4 of Form F-1 and Item 7.A.2 of Form 20-F.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 139 to disclose, to the Company’s best knowledge, the portion of its ordinary shares held in the United States and the number of record holders in the United States.

A. Statement of compliance with international financial reporting standards (IFRS), page F-13

25.	Please revise to state definitively that your consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as Issued by the IASB. Refer to Item 17(c) of Form 20-F.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised disclosure on page F-13 to state definitively that the Financial Statements have been prepared in accordance with International Financial Reporting Standards as Issued by the IASB.

Notes to the financial statements as of December 31, 2021 Note 2 - Significant accounting policies

General, page F-13

26.	Please add disclosure of your accounting policy for the line titled ‘Asset retirement obligation’ or tell us why you do not believe such disclosure is necessary. Refer to IAS 1.117.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that a disclosure regarding the Company’s accounting policy for the line titled “Asset retirement obligation” has been provided in Note 2H(5) to the Annual Financial Statements.

September 8, 2022 Page 11

Q. revenue recognition, page F-27

27.	It appears from your disclosure here and in Note 21 that you have identified three distinct performance obligations. Please revise to provide a description of i) when you typically satisfy your performance obligations and ii) the significant payment terms associated with your performance obligations. Refer to IFRS 15.119(a) and (b). In addition, please tell us where you have addressed the following policy disclosure requirements or revise as necessary:

●	Information necessary to understand your remaining performance obligations (IFRS 15.120-122);

●	The judgments and changes in the judgments you made in applying IFRS 15 (IFRS 15.123);

●	How you determine the timing of satisfaction of performance obligations (IFRS 15.124-125); and

●	Information about the methods, inputs and assumptions used in determining the transaction price and the amounts allocated to performance obligations (IFRS 15.126).

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes that the disclosure required by IFRS 15.119(a) regarding when the Company satisfies each performance obligation and IFRS 15.124-125 regarding the timing of satisfaction of performance obligation has been provided in Note 2Q to the Annual Financial Statements.

With respect to the disclosure required by IFRS 15.119(b) regarding the payment terms of each performance obligation, IFRS 15.120-123 regarding the remaining performance obligations and judgments in applying IFRS 15 and IFRS 15.126 regarding the information about the methods, inputs and assumptions used in determining the transaction price, the Company respectfully advises the Staff that it has revised the disclosure in Note 2Q to the Annual Financial Statements, in response to the Staff’s comment.

Note 8 - Investments in investee entities

C. Investment in associate entities, page F-43

28.	We note you identify a number of associate entities as of December 31, 2021 with an “effective state in equity interests.” As such, please revise to explain why the balance for ‘Investments in equity accounted investees’ is $0 on the consolidated statements of financial position as of December 31, 2021. As part of your revision, clarify the nature of the balance for ‘Loans to investee companies’ of $26,264 and $43,717 for the periods presented.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the related associates carrying amount have been accounted under the equity method in accordance with IAS 28. As stated in IAS 28.38, the Company’s share of losses of equity-accounted investees are recognized only until the carrying amount of the investor’s equity interest in the investee is reduced to zero. In that respect, the Company does not have any obligation to fund those investee’s operations or has made payments on behalf of such investees.

September 8, 2022 Page 12

In addition, in accordance with IAS 28.38, the equity interest in those equity-accounted investee includes, for this purpose, the carrying amount of the investment under the equity method and other long-term interests that in substance form part of the entity’s net investment in the associates (i.e. the loans for which settlement is neither planned nor likely to happen in the foreseeable future in the amount of $26,264 and $43,717 for the periods presented). Therefore, when losses that have been recognized in 2021 under the equity method exceeded the investment in ordinary shares, which has reduced to zero, the excess losses (i.e., in the immaterial amount of approximately $300) have applied to such other components of interest (i.e., the above mentioned loans that are in substance form part of the entity’s net investment in those associates).

Note 9 - Contract assets in respect of concession arrangements, page F-44

29.	We note you break-out your contract assets between current and non-current on your consolidated statements of financial position. However, it is difficult to determine how those balances relate to the disclosures in this table. Please revise your presentation to provide a rollforward of the opening and closing balances of your contract assets and provide an explanation of any significant changes in the balances during the reporting periods. Refer to IFRS 15.116-118.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-44 and F-45 in response to the Staff’s comment.

Note 14 - Credit from banking corporations, financial institutions and other credit providers

(4) Loans from other credit providers, page F-56

30.	Please clarify how the loans from other credit providers described in Note 14(4) are eflected in the table on page F-48 and revise to explain the meaning of a “mezzanine loan.”

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the loans from other credit providers described in Note 14(4) have been fully pre-paid during the year 2020 (i.e., as discussed in Note 14(4) to the Annual Financial Statements) and are therefore not reflected in the table on page F-48. In that respect, the Company believes that the disclosure provided in Note 14(4) to the Annual Financial Statements is important to allow investors to gain an understanding of the early repayment impact in 2020. The mezzanine loan was an additional layer of debt on a non-recourse basis and subordinated to the senior debt which was taken to finance the construction of several solar projects in Israel and was secured by the Company’s equity interests in the projects.

September 8, 2022 Page 13

Note 15 - Debentures, page F-57

31.	We note you issued Series C convertible debentures in July 2021. Please expand your disclosure to clarify how you accounted for the conversion features identified in your disclosure. To this end, we note an equity component of $10,405 reflected in the statement on page F-7. However, it is not clear whether there was a derivative liability component as well.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes the required disclosure has been provided in Note 2N(7) to the Annual Financial Statements, including that no derivative liability component with respect to the Company’s issued convertible debentures has been recognized.

A. Registered capital, page F-67

32.	Please revise to clarify the difference between the ordinary shares, which amounted to 18,000,000 as of December 31, 2021 versus the fully paid-up ordinary shares, which amounted to 925.1M.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-68 to correct a typo in the number of ordinary shares.

Note 18 - Share capital

General - Capital reserves, page F-67

33.	Please tell us how you have addressed the requirement to present a reconciliation between the carrying amount at the beginning and the end of the period separately for Capital reserves. To this end, we note the individual components comprising Capital reserves in the consolidated statements of changes in equity on pages F-7 and F-8. However, it is not clear how the six different columns relate to the line item titled ‘Capital reserves’ on the balance sheet.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes that the composition and changes of its capital reserves, as presented in its consolidated statements of changes in equity, provide the required disclosure and reconciliation, as required by IAS 1, and comprise the following items:

●	foreign currency translation reserves, presented separately for the translation of foreign operations and for the translation to the U.S. dollar presentation currency, as required by IAS 21 and IAS 1;

●	cash flow hedge accounting reserve, as required by IFRS 9 and IAS 1;

●	share based payments separate equity reserve, as elected by the Company (i.e. as neither IFRS 2 nor IAS 1 addresses whether an increase in equity recognized in connection with a share-based payment transaction should be presented in a separate component within equity or within retained earnings);

●	capital reserve recognized as a result of transactions with Non-Controlling interest holders while retaining control, as discussed in IFRS 10.23 and B96 (i.e. Transactions that result in changes in ownership interests while retaining control are accounted for as transactions with equity holders in their capacity as equity holders). That is, there is no guidance on the presentation of the resulting gain or loss within equity under IFRS and therefore the Company elected to present such gain or loss within a separate category of equity in which such amounts are recognized; and

September 8, 2022 Page 14

●	capital reserve resulting from transactions with controlling shareholders. That is, as discussed in IAS 1, the definitions of income and expense exclude capital transactions with equity participants. Accordingly, such transactions (e.g., capital contributions from shareholders) have been recognized directly in equity.

In addition, the Company respectfully advises the Staff that the aggregation of the items listed above, as presented in the consolidated statements of changes in equity equals the amount, titled “Capital reserves” within the consolidated statement of financial position.

Note 27 - Financial instruments

C. Fair value, page F-81

34.	We note the line titled ‘Financial assets measured at fair value through profit or loss’ in the tables on page F-81. Please tell us your consideration of presenting this line by class of financial instrument. In this regard, showing separately those designated as such upon initial recognition or subsequently in accordance with paragraph 6.7.1 of IFRS 9 and those mandatorily measured at fair value through profit or loss in accordance with IFRS 9. Refer to IFRS 7.6 and 7.8(a). As part of your response, clarify where the ‘Contracts in respect of forward transactions’ and ‘Interest rate swaps’ are presented in your consolidated statements of financial position.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the financial assets measured at fair value comprise of investments in both equity and debt instruments that are held for trading (i.e., all are considered a Level 1 fair value measurement according to IFRS 13). All of those financial assets are required to be measured at fair value through profit or loss in accordance with IFRS 9, because they either fail the SPPI criterion or are not held within a business model to collect principal and interest (i.e., all are considered mandatorily measured at fair value through profit or loss). None of the financial asset were designated upon initial recognition to be measured at fair value.

Out of the $39,364 investments under the line item “Financial assets measured at fair value through profit or loss”, the investment in debt instruments is $32,290, while the investments in equity instruments is $7,073. The Company considers those investments a single class of financial instruments, in light of the immateriality of the investment in equity instruments (which is less than 20% of the line item) and the overall immateriality its investment portfolio. The Company believes that separating this portfolio into different classes will not provide material information.

In addition, the Company respectfully advises the Staff that ‘Contracts in respect of forward transactions’ and ‘Interest rate swaps’ are presented within other financial assets and obligations line items. These amounts are also immaterial compared to the Company’s total assets.

September 8, 2022 Page 15

Note 28 - Operating segments, page F-82

35.	We note you have not reported a measure of total assets and liabilities for each reportable FirstName LastNameGilad Yavetzsegment, or any of the other amounts specified in IFRS 8.23. Please supplementally any NameEnlight Renewable Energy Ltd. confirm to us that such measures are not regularly provided to the chief operating decision 22, 2022 Page 8 maker or revise your disclosure as necessary.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that such measures (i.e., measures of total assets and liabilities for each reportable Segment) are not regularly provided to the CODM.

General

36.	We note that your reporting currency is the U.S. dollar and that in disclosures throughout your submission, you present financial information in a transaction currency only, such as EUR, NIS, HUF, HRK, etc. To aid investor understanding, please revise the disclosures in your submission to present amounts in U.S. dollars or present the translated U.S. dollar amount parenthetically. In addition, where applicable, revise to include disclosure that identifies the currencies represented by HUF, HRK and an agorot.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure throughout this Amendment No. 1 to present the translated U.S. dollar amount. In addition, the Company revised the disclosure on page (iii) to include disclosure that identifies the currencies represented by HUF, HRK and an agorot.

37.	You refer to reports published by BloombergNEF (BNEF) and the Western Electricity Coordinating Council (WECC) for market and industry statistics. Please disclose the title and date of publication of each report. Please also tell us whether the information is publicly available.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages (v), 5 and 64 to disclose the title and date of publication on each report.

38.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response:

The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

* * *

September 8, 2022 Page 16

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44.20.7710.5820 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Joshua G. Kiernan
Joshua G. Kiernan
of LATHAM & WATKINS LLP

cc:           (via email)

Gilad Yavetz, Chief Executive Officer, Enlight Renewable Energy Ltd.

Nir Yehuda, Chief Financial Officer, Enlight Renewable Energy Ltd.

Noa Beit Dagan, General Counsel, Enlight Renewable Energy Ltd.

Andrea L. Nicolas, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Yossi Vebman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Michael Hong, Esq., Skadden, Arps, Slate, Meagher & Flom LLP